Exhibit 99.1

April 16, 2019

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting held on April 16, 2019

Further to our intimation dated April 10, 2019 and in terms of Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we wish to inform you that the Board of Directors of Wipro Limited (the “Company”) at its meeting held on April 16, 2019 has approved a proposal to buyback up to 32,30,76,923 equity shares (Thirty Two Crores Thirty Lakhs Seventy Six Thousand Nine Hundred and Twenty Three only) of the Company for an aggregate amount not exceeding Rs. 105,00,00,00,000/- (Rupees Ten Thousand Five Hundred Crores only) (hereinafter referred to as the “Buyback Size”), being 5.35% of the total paid-up equity share capital, at a price of Rs. 325/- (Rupees Three Hundred and Twenty Five only) per equity share (hereinafter the “Buyback Price” and such buyback, the “Buyback”).

The Buyback is proposed to be made from the existing shareholders of the Company (including persons who become shareholders by cancelling American Depository Receipts and receiving underlying equity shares) as on the record date on a proportionate basis under the tender offer route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (“Buyback Regulations”) and the Companies Act, 2013 and rules made thereunder. The Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as securities transaction tax, GST, stamp duty, any expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses.

Members of the promoter and promoter group of the Company have indicated their intention to participate in the proposed Buyback.

The proposed Buyback is subject to approval of shareholders by way of a special resolution through a postal ballot. The process, timelines and other requisite details with regard to the postal ballot will be communicated in due course.

The public announcement setting out the process, record date, timelines and other requisite details will also be released in due course in accordance with the Buyback Regulations.

The Company has formed a committee to oversee and implement the Buyback and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in connection with the proposed Buyback.

The pre-Buyback shareholding pattern as on March 31, 2019 is enclosed as Annexure A.

This is for your information and records.

Thanking you,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: as above.

Annexure A

Pre-Buyback Shareholding Pattern of the Company as on March 31, 2019

Shareholders	No. of shareholders	No. of Shares	% of Shares
Promoter and Promoter Group:
Individuals	4	25,44,51,816	4.22
Companies/Other Entities	6	4,20,15,45,249	69.63

Sub Total	10	4,45,59,97,065	73.85

Indian Financial Institutions	34	29,62,39,247	4.91
Banks	14	13,68,283	0.02
Mutual Funds	125	9,40,05,955	1.56

Sub Total	173	39,16,13,485	6.49

Foreign Holding:
Foreign Institutional Investors/Foreign Portfolio Investors	691	53,89,40,494	8.94
NRls	8,230	3,21,37,150	0.53
ADRs	1	13,72,34,753	2.27
Foreign Nationals and Overseas Corporate Bodies	6	1,45,672	0.00

Sub Total	8,928	70,84,58,069	11.74

Indian Public, Corporates & Others	3,28,981	47,78,66,769	7.92

Total	3,38,092	6,03,39,35,388	100.00

Note: As at April 16, 2019, the paid-up equity share capital stands increased to Rs. 12,06,83,17,176/- consisting of 6,03,41,58,588 equity shares of Rs.2/- each, pursuant to exercise of stock options by employees.